UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2017

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: January 10, 2017	By:	/s/Bo Yung Chen
	Name:	Bo Yung Chen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.01	Announcement on 2016/12/15: Discharge of representative of Juristic-Person Director
99.02	Announcement on 2016/12/15: New appointment of Chairman
99.03	Announcement on 2016/12/15 : New appointment of CEO
99.04	Announcement on 2016/12/26 : Explanation of the related media reports
99.05	Announcement on 2016/12/27: Chunghwa Telecom to hold conference call for the fourth quarter 2016 results
99.06	Announcement on 2016/12/29: New appointment of the President
99.07	Announcement on 2016/12/29: New appointment of important personnel
99.08	Announcement on 2016/12/29: Board resolution approving donation to related Parties
99.09	Announcement on 2016/12/29: Announce the impairment of financial assets by applying IAS No.39
99.10	Announcement on 2017/01/03: To announce an asset impairment charge pursuant to IAS No.36
99.11	Announcement on 2017/01/04: Explanation of the media report "Chunghwa Telecom may increase capital expenditures to NT$29 billion”
99.12	Announcement on 2017/01/04: New Appointment of Representative of Juristic Person Director
99.13	Announcement on 2017/01/10 : Chunghwa Telecom announces its operating results for December 2016
99.14	Announcement on 2017/01/10: Chunghwa Telecom won the bid for the service "Leaping Project of e-Invoice" from Fiscal Information Agency, Ministry of Finance
99.15	Announcement on 2017/01/10: December 2016 sales